

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via Email
David A. Zinsner
Vice President, Finance and Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062

> **Re:** **Analog Devices, Inc.**
> **Form 10-K for the Fiscal Year Ended November 2, 2013**
> **Filed November 26, 2013**
> **File No. 001-07819**

Dear Mr. Zinsner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 26

Provision for Income Taxes, page 31

1. We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed in the income tax rate reconciliation on page 75. We also note the significant difference between the U.S. statutory rate and your foreign effective tax rate. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please explain the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. In that regard, please disclose the

foreign effective tax rate, with accompanying description of the primary jurisdictions where your foreign income is earned for tax purposes and the statutory rates and incentives in those jurisdictions. It appears that separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

<u>Item 8. Financial Statements</u>

<u>Note 4. Industry, Segment and Geographic Information, page 65</u>

2.   You disclose that you have one reportable segment based on an aggregation of five operating segments. Please tell us and in future filings disclose how you have applied the guidance from FASB ASC 280-10-50-11 in concluding that it is appropriate to aggregate the five operating segments for financial statement purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief